FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  05 MARCH 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                    CONTENTS



1.  February traffic statistics





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  05 March 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          February traffic statistics






TRAFFIC AND CAPACITY STATISTICS - February 2007


Summary of the headline figures


In February 2007, passenger capacity, measured in Available Seat Kilometres, was
0.9 per cent above February 2006. Traffic, measured in Revenue Passenger Kilometres, was lower by 4.2 per cent. This resulted in a passenger load factor down 3.7 points versus last year, to 67.5 per cent. The decrease in traffic comprised a 6.3 per cent decrease in premium traffic and a 3.8 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, decreased by
10.9 per cent.  Overall load factor fell by 2.6 points to 64.7 per cent.


Strike dates were announced in January covering six days in the first two weeks of February. During these days we closed our systems to new bookings. As premium travel is predominantly booked two to three weeks pre-departure, premium bookings during this period were significantly impacted.


Market conditions


Market conditions are broadly unchanged.


Strategic Developments


British Airways took the first step towards expanding its longhaul fleet by ordering four Boeing 777-200 ER aircraft for delivery during early 2009, with options on four Boeing 777-200 ER aircraft for delivery in 2010.



British Airways and the trustees of the New Airways Pension Scheme (NAPS) formally agreed a ten year funding plan to tackle the GBP2.1 billion deficit in the scheme. The plan, which was agreed in principle with the trustees last year, includes annual company contributions of some GBP280 million, a one-off cash injection of GBP800 million and benefit changes to take effect from April 1. It also includes an additional GBP150 million in cash over the next three years, subject to the airline's financial performance. The benefit changes deliver an immediate deficit reduction of some GBP400 million and a saving of some GBP80 million a year.



The airline launched Easter breaks with up to 45 per cent off British Airways business class (Club World) fares to 28 holiday destinations if booked before March 8, 2007. These included return fares from London to New York starting from GBP1349 (saving up to GBP983), GBP1349 to Baltimore, Boston, Philadelphia and Washington (saving up to GBP1083 each) and GBP1749 to Seattle (saving up to GBP1412). Los Angeles and San Francisco are available from GBP1649 (saving up to GBP1337 each).


                                      ends


March 5, 2007
                                                       033/KG/07

Note: Traffic stistics will exclude the regional operations of BA Connect from next month.




BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS



                                           Month of February                     Financial year
                                                                               April through to Feb
BRITISH AIRWAYS                                        Change                                 Change
SCHEDULED SERVICES                  2007       2006       (%)            2007        2006        (%)
Passengers carried (000)
UK/Europe                           1491       1613      -7.6           21164       21214       -0.2
Americas                             455        484      -5.9            6756        6727       +0.4
Asia Pacific                         125        148     -15.2            1681        1740       -3.4
Africa and Middle East               293        276      +6.0            3272        2888      +13.3
Total                               2364       2520      -6.2           32873       32569       +0.9

Revenue passenger km (m)
UK/Europe                           1363       1421      -4.1           19972       19534       +2.2
Americas                            3084       3260      -5.4           45563       45185       +0.8
Asia Pacific                        1291       1524     -15.3           17177       17931       -4.2
Africa and Middle East              2018       1894      +6.5           22080       19551      +12.9
Total                               7756       8099      -4.2          104791      102202       +2.5

Available seat km (m)
UK/Europe                           2309       2327      -0.8           28396       28997       -2.1
Americas                            4745       4634      +2.4           59457       57448       +3.5
Asia Pacific                        1779       2000     -11.0           21941       23367       -6.1
Africa and Middle East              2651       2416      +9.7           28567       25282      +13.0
Total                              11484      11377      +0.9          138361      135094       +2.4

Passenger load factor (%)
UK/Europe                           59.1       61.1      -2.0 pts        70.3        67.4       +2.9 pts
Americas                            65.0       70.3      -5.3 pts        76.6        78.7       -2.1 pts
Asia Pacific                        72.6       76.2      -3.6 pts        78.3        76.7       +1.6 pts
Africa and Middle East              76.1       78.4      -2.3 pts        77.3        77.3       +0.0 pts
Total                               67.5       71.2      -3.7 pts        75.7        75.7       +0.0 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)                 336        377     -10.9            4309        4471       -3.6
Total RTK                           1116       1181      -5.5           14897       14683       +1.5
Available tonne km (m)              1725       1756      -1.7           21235       21081       +0.7

Overall load factor (%)             64.7       67.3      -2.6 pts        70.2        69.7       +0.5 pts



Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.


Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.



The estimated impact of the averted strike in Quarter 4 reflects the direct costs of the measures and the estimated revenue impacts, both direct and indirect. The estimate of GBP80 million is based on assumptions the company considers reasonable, but are judgemental.

                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                        Tel: +44 (0) 20 8738 694